EXHIBIT 99.1

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors

Mikohn Nevada

Las Vegas, Nevada

We have audited the accompanying consolidated balance sheets of Mikohn Nevada, a wholly-owned subsidiary of Mikohn Gaming Corporation, as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in stockholder’s equity (deficit) and cash flows for the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mikohn Nevada as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

BDO SEIDMAN, LLP

Los Angeles, California

February 27, 2004

MIKOHN NEVADA

CONSOLIDATED BALANCE SHEETS

As of December 31, 2003 and 2002

(Amounts in thousands, except share amounts)	2003	2002
Assets
Current assets:
Cash and cash equivalents	$—	$—
Accounts receivable, net	2,726	3,764
Inventories, net	884	2,566
Prepaid expenses and other	964	3,103
Deferred tax assets – current	2,039	2,039

Total current assets	6,613	11,472

Property and equipment, net	5,858	14,143
Intangible assets, net	57	79
Goodwill, net	2,471	2,471
Other assets	1,180	1,542

Total assets	$16,179	$29,707

Liabilities and Stockholder’s Equity (Deficit)
Current liabilities:
Current portion of long-term debt	$543	$1,258
Accounts payable	295	793
Accrued expenses and other current liabilities	681	1,537
Deferred revenue – current	183	766
Intercompany payable	20,324	19,749

Total current liabilities	22,026	24,103

Long-term debt	28	571
Deferred revenue	—	184
Deferred tax liabilities	1,990	1,990

Total liabilities	24,044	26,848

Commitments (Note 9)

Stockholder’s equity (deficit):
Preferred stock, $.01 par value, 500,000 shares authorized, none issued and outstanding	—	—
Common stock, $.001 par value, 20,000,000 shares authorized, 100 shares issued and outstanding	—	—
Additional paid-in capital	3,500	3,500
Accumulated deficit	(11,365)	(641)

Total stockholder’s equity (deficit)	(7,865)	2,859

Total liabilities and stockholder’s equity (deficit)	$16,179	$29,707

See notes to consolidated financial statements.

MIKOHN NEVADA

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2003, 2002 and 2001

(Amounts in thousands)	2003	2002	2001
Revenues:
Slot and table games	$26,053	$33,663	$33,913
Product sales	2,171	2,417	3,064
Related party sales	—	1,053	1,182

Total revenues	28,224	37,133	38,159

Cost of revenues:
Slot and table games	11,555	15,399	12,403
Product sales	3,533	3,312	2,523
Cost of sales - related party	—	728	788

Total cost of sales	15,088	19,439	15,714

Gross profit	13,136	17,694	22,445

Operating income (loss):
Selling, general and administrative expenses	4,180	6,275	5,287
Slot rent expense	5,688	5,459	4,116
Research and development	2,092	1,826	801
Depreciation and amortization	9,225	6,890	5,219
Other charges / asset write-downs	2,534	2,919	306

Operating income (loss)	(10,583)	(5,675)	6,716

Interest expense	(131)	(281)	(298)
Other expense	(10)	(231)	(190)

Income (loss) before income taxes	(10,724)	(6,187)	6,228

Income tax (provision) benefit	—	2,082	(2,180)

Net income (loss)	$(10,724)	$(4,105)	$4,048

See notes to consolidated financial statements.

MIKOHN NEVADA

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER’S EQUITY (DEFICIT)

For the Years Ended December 31, 2003, 2002 and 2001

(Amounts in thousands, Except share amounts)	Common Stock		Additional Paid-In Capital	Retained Earnings / (Accumulated Deficit)	Total
	Shares	Amount
Balance, December 31, 2000	100	—	3,500	(584)	2,916

Net income				4,048	4,048

Balance, December 31, 2001	100	—	3,500	3,464	6,964

Net loss				(4,105)	(4,105)

Balance, December 31, 2002	100	$—	$3,500	$(641)	$2,859

Net loss				(10,724)	(10,724)

Balance, December 31, 2003	100	$—	$3,500	$(11,365)	$(7,865)

See notes to consolidated financial statements

MIKOHN NEVADA

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2003, 2002 and 2001

(Amounts in thousands)	2003	2002	2001
Cash flows from operating activities:
Net income (loss)	$(10,724)	$(4,105)	$4,048
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	8,871	6,593	4,776
Amortization	355	297	443
Write down of assets	2,534	1,740	306
Provision for bad debts	—	1,500	746
Provision for obsolete inventory	1,175	1,133	687
Loss on disposition of assets	10	233	93
Changes in assets and liabilities:
Accounts receivable	1,038	360	600
Installment sales receivable	—	(855)	(142)
Inventories	507	1,158	146
Other assets	2,231	(951)	(389)
Accounts payable	(498)	(763)	(860)
Accrued expenses	(856)	729	920
Other liabilities	(767)	(1,689)	(1,886)

Net cash provided by operating activities	3,876	5,380	9,488

Cash flows from investing activities:
Proceeds from sale-leaseback transactions	—	—	3,500
Purchase of property and equipment	(3,204)	(3,018)	(13,141)
Proceeds from sales of property and equipment	—	—	223
Increase in intangible assets	—	—	(100)

Net cash used in investing activities	(3,204)	(3,018)	(9,518)

Cash flows from financing activities:
Proceeds from capital lease transactions	—	—	2,000
Payments for capital leases	(1,258)	(1,453)	(1,146)
Net change in intercompany balance	586	(912)	(822)

Net cash (used in) provided by financing activities	(672)	(2,365)	32

Increase (decrease) in cash and cash equivalents	—	(3)	2
Cash and cash equivalents, beginning of year	—	3	1

Cash and cash equivalents, end of year	$—	$—	$3

See notes to consolidated financial statements.

MIKOHN NEVADA

STATEMENTS OF CASH FLOWS (Continued)

For the Years Ended December 31, 2003, 2002 and 2001

(Amounts in thousands)	2003	2002	2001
Supplemental disclosure of cash flows information:
Cash paid during the year for:
Interest	$131	$281	$298

Supplemental schedule of non-cash investing and financing activities:
Transfer of inventory to gaming equipment leased to others	$74	$—	$11,023

Issuance of Parent warrants related to activities of the Company	$63	$149	$153

Gaming equipment leased to others acquired through capital lease	$—	$—	$2,000

See notes to consolidated financial statements.

MIKOHN NEVADA

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business:

Mikohn Nevada (referred throughout these notes as “the Company”, “we” or “our”), a wholly-owned subsidiary of Mikohn Gaming Corporation (the “Parent”), was incorporated on June 15, 1995 in Nevada. The Company is a developer, manufacturer, and marketer of (i) proprietary branded slot machines, including our Yahtzee® and Battleship® series of gaming machines and (ii) gaming products, including gaming machines and keno systems.

The Parent performs certain centralized corporate functions that serve all of its operations including the Company. Certain expenses of these functions (such as, legal and compliance, sales support, research and development and art) have been allocated to its subsidiaries including the Company.

During the years ended December 31, 2003, 2002 and 2001, the Parent had an outstanding credit facility. This credit facility was guaranteed by the Company.

On August 22, 2001, the Parent completed the private placement of $105.0 million of its 11.875% Senior Secured Notes due 2008 and warrants to purchase an aggregate of 420,000 shares of its common stock at a price of $7.70 per share. The notes are unconditionally guaranteed on a senior secured basis by the Parent’s domestic subsidiaries, including the Company. In addition, the Parent has agreed to pledge the stock of the Company.

On October 22, 2003, the Parent completed its sale of 8.4 million shares of its Common Stock at a price of $5.34 per share and warrants to acquire an additional 2.1 million shares at an exercise price of $5.875 per share. Proceeds from the transaction were used to repurchase and retire $40.0 million of the Parent’s Notes.

The Company’s operations are concentrated in two principal business segments: slot and table games operations and product sales.

Slot Gaming Operations. The Company established its slot gaming operations business unit to develop, acquire, manufacture and distribute proprietary games, and these have become increasingly important to our business. Increased attention has been given to slot gaming operations because of the high recurring revenues and profit margin potential for this business line. We own or license the rights to several categories of proprietary games, which we place in casinos under lease arrangements. These leases provide for fixed rental payments or a participation in the game’s operating results. Sales of proprietary games are reflected in the reported results of our gaming products business segment while revenues derived from leases are included in the results of our gaming operations business segment.

We also sell or lease our game content to third party providers of slot machines. These games are developed and marketed jointly with the other parties. Game placement under this type of arrangement commenced in the second quarter of 2002. Under this arrangement, we sell or license the game content to a third party, but we do not provide any hardware or ongoing maintenance.

Gaming Products. We have been providing gaming products and equipment through the Company since its inception. Our gaming products are found in almost every major gaming jurisdiction.

Basis of Presentation. Certain items reported in the prior year have been reclassified to follow the Company’s current reporting practice. Amounts disclosed in the accompanying footnote tables are shown in thousands while amounts included in text are disclosed in actual amounts.

Summary of Significant Accounting Policies:

Cash and Cash Equivalents. Cash and cash equivalents include cash on hand, demand deposits, and short-term investments with original maturities of less than ninety (90) days.

Fair Values of Financial Instruments. In accordance with reporting and disclosure requirements of Statement of Financial Accounting Standards (“SFAS”) No. 107 - Disclosures about Fair Values of Financial Instruments, the Company calculates the fair value of financial instruments and includes this information in the Company’s Notes to Financial Statements when the fair value is different than the book value of those financial instruments. When fair value is equal to book value, no disclosure is made. Fair value is determined using quoted market prices whenever available. When quoted market prices are not available, the Company uses alternative valuation techniques such as calculating the present value of estimated future cash flows utilizing discount rates commensurate with the risks involved.

Receivables and Allowance for Doubtful Accounts We regularly evaluate the collectibility of our trade receivable balances based on a combination of factors. When a customer’s account becomes past due, we initiate dialogue with the customer to determine the cause. If it is determined that the customer will be unable to meet its financial obligation to us, such as in the case of a bankruptcy filing, deterioration in the customer’s operating results or financial position or other material events impacting their business, we record a specific reserve for bad debt to reduce the related receivable to the amount we expect to recover given all information presently available. We also record reserves for bad debt for all other customers based on certain other factors including the length of time the receivables are past due and historical collection experience with individual customers. If circumstances related to specific customers change, our estimates of the recoverability of receivables could materially change.

Related Party Transactions. The Company is dependent on the Parent for funding. No interest is charged on funds advanced by the Parent. The Company sells product to its Parent and other subsidiaries of the Parent which are reflected in the accompanying statements of operations.

Inventories. Inventories are stated at the lower of cost (determined using the first-in, first-out method) or market.

Long-Lived Assets. Property and equipment are stated at cost and are depreciated by the straight-line method over the useful lives of the assets, which range from 5 to 10 years. Costs of major improvements are capitalized; costs of normal repairs and maintenance are charged to expense as incurred. The Company requires long-lived assets that are held and used by the Company to be reviewed for impairment quarterly or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from related future undiscounted cash flows.

Intangible Assets. Intangible assets consist of goodwill and license agreements. The license agreements are recorded at cost and are amortized on a straight-line basis based on the life of the agreement, which is 5 years.

The Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” effective January 1, 2002. Under SFAS No. 142, goodwill and indefinite life intangible assets are no longer amortized but are subject to periodic impairment tests. Other intangible assets with finite lives, such as license agreements will continue to be amortized over their useful lives. Management performs reviews at least annually or at such other periodic time in which circumstances warrant a review to determine if the carrying value of intangible assets is impaired. Such reviews include an independent valuation performed on certain intangible assets. The purpose of these reviews is to identify any facts or circumstances, either internal or external, which may indicate that the carrying value of the assets may not be recoverable from related future, undiscounted cash flows.

Deposits and Product Sales Recognition. Deposit liabilities represent amounts collected in advance from customers pursuant to agreements under which the related sale of inventory has not been completed.

Revenue Recognition. The Company recognizes revenue as follows:

Product sales and sales of game content are executed by a signed contract or customer purchase order. Revenue is recognized when: persuasive evidence of an arrangement exists, delivery has occurred, the seller’s price to the buyer is fixed or determinable, and collectibility is reasonably assured. If the agreement calls for the Company to perform an installation after delivery, revenue related to the installation is recognized when the installation has been completed and accepted by the customer.

The leasing of proprietary slot machines occurs under signed lease agreements. These contracts will either be on a participation or a lease basis. Slot machine lease contracts are typically for a month-to-month basis with a 60-day cancellation clause. On a participation basis, the Company earns a share of the revenue that the casino earns from these slot machines. On a lease basis, the Company charges a fixed amount per slot machine per day. Both types of revenue are recognized on a monthly basis.

Equity Instruments Issued to Vendors: Our Parent’s accounting policy for equity instruments issued to vendors in exchange for goods and services follows the provisions of Emerging Issues Task Force (“EITF”) 96-18 – Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services and EITF 00-18 – Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to Other Than Employees. The measurement date for the fair value of the equity instruments issued is determined at the earlier of (i) the date at which a commitment for performance by the consultant or vendor is reached or (ii) the date at which the consultant or vendor’s performance is complete.

The Company has received from Hasbro and Ripley licensing rights to intellectual property, including rights to develop and market gaming devices and associated equipment under the trademarks Yahtzee® and Battleship®. In exchange for these license agreements, the Parent granted Hasbro and Ripley warrants to purchase shares of the Parent’s common stock for each license. The fair value, as determined above, of the acquired rights is capitalized and is recognized as a charge to the statement of operations over the term of the licensing agreement. At December 31, 2003, warrants to purchase 535,000 shares of the Parent’s common stock were vested with a fair market value of $1.3 million.

Income Taxes. The Company accounts for income taxes under SFAS No. 109, Accounting for Income Taxes, pursuant to which the Company records deferred income taxes for temporary differences that are reported in different years for financial reporting and for income tax purposes. Such deferred tax liabilities and assets are classified into current and non-current amounts based on the classification of the related assets and liabilities. The Company is included in the Parent’s consolidated federal income tax return.

Use of Estimates and Assumptions. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates, judgments and assumptions that we believe are reasonable based on our historical experience, contract terms, observance of known industry trends and information available from other outside sources. These estimates affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those initial estimates.

2. FAIR VALUES OF FINANCIAL INSTRUMENTS

The following table presents the carrying amount and estimated fair value of our financial instruments at December 31, 2003:

(Amounts in thousands)	Carrying Amount	Estimated FMV

Liabilities:
Long-term debt	$571	$572

The estimated fair value of long-term debt was calculated by discounting the expected amortization principal and interest payments by the discount rates most closely approximating that which would be required to place similar notes payable and capitalized leases at the current time.

3. RECEIVABLES

Accounts receivable at December 31, 2003 and 2002 consist of the following:

(Amounts in thousands)	2003	2002
Trade accounts	$3,134	$4,201
Less: allowance for doubtful accounts	(408)	(437)

Total	$2,726	$3,764

Changes in the allowance for doubtful accounts for the years ended December 31, 2003 and 2002 are summarized as follows:

(Amounts in thousands)	2003	2002
Allowance for doubtful accounts – beginning	$437	$734
Provision for bad debts	—	1,500
Write-offs	(29)	(1,797)

Allowance for doubtful accounts – ending	$408	$437

The activity in the provision for doubtful accounts during 2002 includes a charge of $1.5 million taken to reserve a loan made to a company, which granted the Company an exclusive license to manufacture and distribute ts video poker games. Based on the debtor’s financial condition and uncertainties surrounding the future business plan related to the proprietary games, a full reserve of the loan balance was recorded.

4. INVENTORIES

Inventories at December 31, 2003 and 2002 consist of the following:

(Amounts in thousands)	2003	2002
Raw materials	$2,706	$2,324
Finished goods	499	1,437
Work-in-progress	12	194

Subtotal	3,217	3,955
Less: reserve for obsolete inventory	(2,333)	(1,389)

Total	$884	$2,566

Changes in the reserve for obsolete inventory for the years ended December 31, 2003 and 2002 are summarized as follows:

(Amounts in thousands)	2003	2002
Reserve for obsolete inventory - beginning	$1,389	$3,017
Provision for obsolete inventory	1,175	1,133
Write-offs	(231)	(2,761)

Reserve for obsolete inventory - ending	$2,333	$1,389

Included in the provision for obsolete inventory during 2003 and 2002 is approximately $0.8 million and $0.3 million, respectively, of significant charges taken as the Company wrote down obsolete and slow-moving inventories as targeted sales levels were not achieved.

5. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2003 and 2002 consist of the following:

(Amounts in thousands)	2003	2002
Leasehold improvements	$27	$—
Machinery and equipment	—	—
Equipment leased to others	18,433	24,790
Furniture and fixtures	329	325
Transportation equipment	10	10

Subtotal	18,799	25,125
Less: accumulated depreciation	(12,941)	(10,982)

Total	$5,858	$14,143

Depreciation expense for property and equipment was approximately $8.9 million, $6.6 million and $4.8 million for the years ended December 31, 2003, 2002 and 2001, respectively

6. GOODWILL AND INTANGIBLE ASSETS

Intangible assets at December 31, 2003 and 2002 consist of the following:

(Amounts in thousands)	2003	2002
License agreement	$100	$100
Less: accumulated amortization	(43)	(21)

Total	$57	$79

During 2001, the Parent entered into a licensing agreement with Wink Martindale Enterprises, Inc., for the rights to use Wink Martindale’s name, voice and likeness in the development of gaming machines. The Parent paid $100 for the rights, which have been recorded by the Company. The license agreement is being amortized over five years.

Goodwill at December 31, 2003 and 2002 consists of the following:

(Amounts in thousands)	2003	2002
Goodwill	$4,585	$4,585
Less: accumulated amortization	(2,114)	(2,114)

Total	$2,471	$2,471

Amortization expense for definite life intangible assets was less than $0.1 million for each of the years ended December 31, 2003, 2002 and 2001 respectively. Annual estimated amortization expense for each of the three succeeding fiscal years until the definite life intangible asset is fully amortized is as follows:

(Amounts in thousands)
2004	20
2005	20
2006	17

Total	$57

7. OTHER CHARGES / ASSET WRITE DOWNS

Year ended December 31, 2003

During a fourth quarter valuation review of its operating assets, the Company determined that the assets described below no longer generated sufficient cash flow to support their carrying value. These assets are comprised of approximately 520 slot machines, and the related signs, meters and electronics, and certain non-branded assets including Mini Berthas and Flip-Its. The write down charge recorded in the fourth quarter of 2003 related to these assets totaled approximately $2.5 million.

Year ended December 31, 2002

During the third quarter of 2002, the Company initiated a restructuring plan for certain of its operations. The restructuring plan was designed to achieve various objectives, principally related to reducing costs, streamlining operations and improving financial performance on an ongoing basis. The Company’s Board of Directors approved the plan in August 2002, which was subsequently acted upon by management during the third quarter of 2002.

A restructuring charge of approximately $0.9 million was taken to record the present value of a long-term building lease commitment which, in accordance with the actions taken by the Company, will not be utilized as of specified dates as certain business operations have been consolidated. The lease is for one building located in Las Vegas, Nevada. The building lease has a term which expires in July 2004. On a quarterly basis through July 2004, the Company plans to remit cash of approximately $0.2 million under the lease agreement. The Company is currently seeking a tenant to sublease the building. Also included in restructuring expenses were write-downs of leasehold improvements related to the building in the amount of $0.3 million

In connection with the restructuring initiatives and a third quarter valuation review of its long-lived assets, the Company determined that the assets described below no longer generated sufficient cash flow to support their carrying value. These assets are comprised of approximately 200 reel-spinning slot machines and certain non-branded assets including MoneyTime™, a proprietary jackpot system consisting of slot machines, signs, meters and related electronics. The impairment charge recorded in the third quarter of 2002 related to these assets totaled approximately $1.7 million.

Year ended December 31, 2001

During the fourth quarter of 2001 the Company performed a detailed, comprehensive review of its balance sheet relative to the changed economic and business environment conditions. Specifically identified during this review, management analyzed slow-moving, excess or obsolete inventories, customer debts in light of changing economic conditions and other miscellaneous assets. This review and analysis resulted in the Company taking a charge in its fourth quarter for the write-off of certain MoneyTime™ assets of approximately $0.3 million.

8. DEBT AND CAPITAL LEASES

Long-term debt and capital leases at December 31, 2003 and 2002 consist of the following:

(Amounts in thousands)	2003	2002
Capital lease of gaming equipment, interest rates between 8.80% and 12.25% and due through January 2005. The related capitalized costs for these leases were $1,662 and $4,114.	$571	$1,829

Total	571	1,829
Less: current portion	(543)	(1,258)

Long-term portion	$28	$571

During 2001, the Company entered into two sale-leaseback transactions with various third party finance companies. The transactions involve gaming equipment, have terms of 40 months and 44 months and are being treated as capital leases. Proceeds from these sale-leaseback transactions totaled $2.0 million.

Following is the long-term debt maturity schedule:

(Amounts in thousands)
2004	543
2005	28

Total	$571

9. COMMITMENTS

We lease certain of our facilities and equipment under various term agreements for periods through March 2005.

The following schedule shows the future minimum rental payments required under these operating leases, which have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2003:

(Amounts in thousands)
2004	1,108
2005	1

Total	$1,109

Rent expense was approximately $5.8 million, $6.0 million and $4.7 million for the years ended December 31, 2002, 2001 and 2000, respectively.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others,” which disclosures are effective for financial statements issued after December 15, 2002. While the Company has various guarantees included in contracts in the normal course of business, primarily in the form of indemnities, these guarantees would only result in immaterial increases in future costs, but do not represent significant or contingent liabilities of the indebtedness of others.

10. INCOME TAXES

The (provision) benefit for income taxes for the years ended December 31, 2003, 2002 and 2001 consist of:

(Amounts in thousands)	2003	2002	2001
Current	$—	$2,773	$(1,929)
Deferred	—	(691)	(251)

Total (provision) benefit	$—	$2,082	$(2,180)

The (provision) benefit for income taxes for the years ended December 31, 2003, 2002 and 2001 differs from the amount computed at the federal income tax statutory rate as a result of the following:

(Amounts in thousands)	2003	%	2002	%	2001	%
Amount at statutory rate	$(3,753)	(35.0)%	$2,200	35.0%	$(2,180)	(35.0)%
Adjustments: Write-offs	3,753	35.0%	(118)	(1.9)%

Total (provision) benefit	$—	—%	$2,082	33.1%	$(2,180)	(35.0)%

The components of the net deferred tax asset at December 31, 2003 and 2002 consist of the following:

(Amounts in thousands)	2003	2002
Deferred tax assets:
Current:
Inventory book / tax differences	$1,948	$1,618
Deferred revenue	64	268
Bad debts	142	153
Amortization	—	—

Subtotal	2,154	2,039

Non-current:
Valuation allowance	(2,066)

Total deferred tax assets	88	2,039

Deferred tax liabilities:
Current:
Non-current:
Sale-leaseback	176	981
Fixed assets and other	(137)	1,009

Total deferred tax liabilities	39	1,990

Net deferred tax assets	$49	$49

11. SEGMENT REPORTING

The Company’s operations are concentrated in two principal business segments: slot and table games operations and product sales. See Note 1 – Description of Business and Summary of Significant Accounting Policies.

Business segment information for the years ended December 31, 2003, 2002 and 2001 consists of:

(Amounts in thousands)
Business Segments:	2003	2002	2001
Revenues:
Gaming operations	$26,053	$33,663	$33,913
Product sales	2,171	3,470	4,246

Total	$28,224	$37,133	$38,159

Operating income (loss):
Gaming operations	$(9,178)	$(2,101)	$4,692
Product sales	(1,405)	(3,574)	2,024

Total	$(10,583)	$(5,675)	$6,716

Depreciation and amortization:
Gaming operations	$9,183	$6,801	$5,117
Product sales	43	89	102

Total	$9,226	$6,890	$5,219

Assets:
Gaming operations	$11,917	$21,838	$31,627
Product sales	4,262	7,869	7,291

Total	$16,179	$29,707	$38,918

Capital expenditures:
Gaming operations	$3,172	$3,013	$13,106
Product sales	32	5	35

Total	$3,204	$3,018	$13,141

12. RECENTLY ISSUED ACCOUNTING STANDARDS

In September 2001, the FASB issued Statement No. 143, “Accounting for Asset Retirement Obligations.” This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and the normal operation of a long-lived asset, except for certain obligations of lessees. Statement No. 143 is effective for financial statements issued for fiscal years beginning after September 15, 2002. Management does not expect the adoption of this statement to have a material effect on the Company.

In April 2002, the FASB issued Statement No. 145, “Rescission of Statement Nos. 4, 44 and 64, Amendment of Statement No. 13, and Technical Corrections”. Among other things, Statement No. 145 rescinds various pronouncements regarding early extinguishment of debt and allows extraordinary accounting treatment for early extinguishment only when the provisions of Accounting Principles Board Opinion No. 30, “Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” are met. Statement No. 145 provisions regarding early extinguishment of debt are generally effective for fiscal years beginning after May 15, 2002. Management adopted Statement No. 145, and the impact was a reclassification of approximately $3.1 million from an extraordinary item to other income and expense of a loss from the early retirement of debt during 2001.

In June 2002, the FASB issued Statement No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, which addresses accounting for restructuring and similar costs. Statement No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force (EITF) Issue No. 94-3. The Company will adopt the provisions of Statement No. 146 for restructuring activities initiated after December 31, 2002. Statement No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost was recognized at the date of a company’s commitment to an exit plan. Statement No. 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, Statement No. 146 may affect the timing of recognizing future restructuring costs as well as the amount recognized.

In December 2002, the FASB issued Statement No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”, which amends Statement of Financial Accounting Standards No. 123, “Accounting for Stock- Based Compensation”. Statement No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, Statement No. 148 amends the disclosure requirements of Statement No. 123 to require more prominent and more frequent disclosures in financial statements of the effects of stock-based compensation. The transition guidance and annual disclosure provisions of Statement No. 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. The adoption of Statement No. 148 did not have a material impact on the Company’s consolidated balance sheet or results of operations. The Company provided disclosures required by Statement No. 148 in 2003 and has provided the required annual disclosure in the accompanying consolidated financial statements.

In November 2002, the FASB reached a consensus regarding EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” EITF 00-21 addresses accounting for arrangements that may involve the delivery or performance of multiple products, services, and/or rights to use assets. The guidance provided by EITF 00-21 is effective for contracts entered into on or after July 1, 2003. The adoption of EITF 00-21 did not have a material effect on our financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others,” which disclosures are effective for financial statements issued after December 15, 2002. While the Company has various guarantees included in contracts in the normal course of business, primarily in the form of indemnities, these guarantees would only result in immaterial increases in future costs, but do not represent significant or contingent liabilities of the indebtedness of others.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities,” which requires the consolidation of variable interests entities, as defined. FIN 46 is applicable to financial statements issued after 2002, however, disclosures are required currently if the Company expects to consolidate any variable interests entities. The Company does not expect to identify any variable interest entities that must be consolidated, but may be required to make additional disclosures. The maximum exposure of any investment that may be determined to be in a variable interest entity is limited to the amount invested.

In May 2003, the FASB issued Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” Statement No. 150 affects the classification, measurement and disclosure requirements of the following three types of freestanding financial instruments; 1) mandatory redeemable shares, which the issuing company is obligated to buy back with cash or other assets; 2) instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets, which includes put options and forward purchase contracts; and 3) obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominately to a variable such as a market index, or varies inversely with the value of the issuers’ shares. In general, Statement No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of Statement No. 150 did not have an impact on the Company’s consolidated financial position or disclosures.